FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 11, 2002

BIOMIRA INC.
(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____________

TABLE OF CONTENTS

Item	Page

Press Release dated October 10, 2002, announcing a cost reduction program by the Company in order to strengthen its focus on its lead product candidates	3

Signatures	5

News Release
For Immediate Release

BIOMIRA INITIATES COST REDUCTION PROGRAM

Company Will Strengthen Focus on Moving THERATOPE® Vaccine to
Final Analysis and Potential Commercialization

EDMONTON, ALBERTA, CANADA—October 10, 2002—Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) today announced that the Company has initiated a cost reduction program focused primarily on curtailing earlier research programs in favour of continuing development of its two lead product candidates, THERATOPE® vaccine, the more advanced product candidate, and BLP25 Liposomal vaccine, currently in Phase II trials. THERATOPE® vaccine is being studied in a Phase III metastatic breast cancer trial and the Company anticipates that the final survival analysis of the Phase III trial data will be in mid-2003.

“The strategic decision, supported by our Board, is to focus our resources on our two late stage product candidates closest to possible commercialization, while de-emphasizing our earlier stage research programs. Our decision to maximize our resource allocation in this way was reinforced by the downturn in the biotech sector and specifically our share price. This downturn substantially impacts the potential for financing opportunities, as we move forward,” said Alex McPherson, MD, PhD, President and CEO. “The resulting strategy will conserve our resources, while keeping us at the forefront of therapeutic cancer vaccine development. This move will help us ensure that the Company has approximately two years of cash as of the end of 2002. Our ultimate goal is to be in a position to succeed well past the final analysis for THERATOPE® vaccine, expected in mid-2003.”

The decision by Biomira to initiate a cost-reduction program comes after a recent review of its operating cost structure. The plan includes approximately a 30 per cent reduction of staff and curtailment of expenditures in 2003 and 2004 to ensure the Company has approximately two years of cash at the end of this fiscal year. Biomira will retain a U.S. presence as it continues to build a marketing organization, prior to a potential launch of THERATOPE® vaccine. The Company’s cash position was Canadian $60.1 million in cash and short-term investments as at June 30, 2002. The Q3/2002 financial results are expected to be announced on 31 October 2002. Biomira has a collaboration for the development of its two lead product candidates, THERATOPE® vaccine and BLP25 Liposomal vaccine with Merck KGaA of Darmstadt, Germany, with substantial milestone payments payable upon filing and subsequent commercialization of its two lead product candidates.

-more-

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Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. THERATOPE® vaccine is currently also being tested in a Phase II pilot study in colorectal cancer. That trial just completed enrolment of 20 patients and data is expected in the first half of 2003. BLP25 Liposomal vaccine is moving toward completion of enrolment of its Phase IIb study in 166 patients with metastatic lung cancer. These patients are being enrolled in Canada and the United Kingdom. The Company is also enrolling patients with prostate cancer in a BLP25 Liposomal vaccine Phase II pilot study in Edmonton. Data from both of these trials are expected in the first half of 2003.

# # #

Biomira Company Contacts:

Bill Wickson	Media Contact:
Manager, Public Relations (780) 490-2818	Brad Miles, BMC Communications (212) 477-9007 Ext. 17
Jane Tulloch Director, Investor Relations (780) 490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing of clinical trials, availability, or adequacy of financing, the sales and marketing of commercial products or the safety and efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Conference Call Details:

On Friday, October 11, 2002, at 09:00 EDT, Biomira Inc. will webcast an analyst and media conference call hosted by Alex McPherson, MD, PhD, President and CEO. Analysts and media who wish to participate in the conference call may telephone 1-877-888-3855 (North America toll-free) approximately 10 minutes before the start of the call. Others wishing to access the live call or the archive via the Internet, please log on to www.biomira.com or http://207.61.47.20/T369136B. Please connect to the site prior to the conference call. Should you have difficulty accessing the Internet connection, you may call in on listen-only mode. The archive of the analyst conference call will be available on the Biomira website for approximately 10 days following the live call.

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1
Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.

(Registrant)

Date: October 11, 2002	By: /s/ Edward A. Taylor

Edward A. Taylor Vice President Finance